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                                                                 EXHIBIT (a)(16)

September 13, 2002

To: All Employees of Vastera and its Subsidiaries:

On August 30, 2002, we sent you detailed information about the Stock Option Exchange Offer, including an Offer to Exchange document describing the program and a Notice of Withdrawal document to use if you choose to withdraw a previous exchange election. At that time, we also submitted the Offer to Exchange and Notice of Withdrawal documents to the Securities and Exchange Commission (SEC) for review. Based principally on the SEC's comments, we have made certain changes to the Offer to Exchange and Notice of Withdrawal documents.

We have attached a revised Offer to Exchange and a revised Notice of Withdrawal, which incorporate the revisions recommended by the SEC as well as some clarifications, and which are marked to show the changes from the Offer to Exchange and Notice of Withdrawal documents previously distributed to you. In addition, these amended documents are available on Bosk at the following link: at HTTP://BOSK.VASTERA.COM/STOCK_INFO.HTM.

PLEASE NOTE THAT JO WECHSELBLATT MUST RECEIVE YOUR COMPLETED AND EXECUTED LETTER OF TRANSMITTAL BY 9 P.M., EASTERN TIME, ON SEPTEMBER 30, 2002. If you have already made your election, you do not need to resubmit your letter of transmittal or take any other actions at this time.